Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations for the Year Ended July 31, 2013, for the Period from August 9, 2011 (date of incorporation) to July 31, 2012, and for the Period from August 9, 2011 (date of incorporation) to July 31, 2013

For the year ended July 31, 2013, BGS Acquisition Corp. (“BGS Corp.”) had net loss attributable to ordinary shareholders of $635,114, due to loss from operations of $780,463, offset by interest income from trust account investments of $16 and a change in fair value of warrant liability of $145,333.  For the period from August 9, 2011 (date of incorporation) to July 31, 2012, BGS Corp. had net income attributable to ordinary shareholders of $3,815,498, due to a change in fair value of warrant liability of $3,996,667 offset by loss from operations of $181,169 . For the period from August 9, 2011 (date of incorporation) through July 31, 2013, BGS Corp. had net income attributable to ordinary shareholders of $3,180,384, due to a change in fair value of warrant liability of $4,142,000 and interest income from trust account investments of $16 offset by formation and operating costs of $961,632. Until BGS Corp. consummates the Business Combination, it will not have operating revenues.

Liquidity and Capital Resources

On March 26, 2012, BGS Corp. consummated its initial public offering of 4,000,000 Units at a price of $10.00 per Unit. Simultaneously with the consummation of its initial public offering, BGS Corp. consummated the sale of 3,266,667 warrants in a private placement (the “Placement Warrants”) at a price of $0.75 per warrant or $2,450,000 in the aggregate.  BGS Corp. received net proceeds from its initial public offering and the sale of the Placement Warrants of $40,600,000, net of the non-deferred portion of the corporate finance fee of $1.2 million and offering costs and other expenses of approximately $460,000.

As of July 31, 2013, BGS Corp. had $26,623 due from an affiliate which was held in an account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger, in addition to the up to $500,000 in loans available from Julio Gutierrez, BGS Corp.’s chairman (or a higher amount at his discretion).  As of July 31, 2013, Mr. Gutierrez has already loaned $523,749 to BGS Corp.

BGS Corp.’s initial public offering and private placements of warrants provided BGS Corp. with $200,000 of working capital after transferring $40,600,000 into the trust account. For the period from August 9, 2011 (date of incorporation) to July 31, 2013, BGS Corp. used cash of $739,133 in operating activities and an amount of $41,339,149 was provided by financing activities.

BGS Corp. will use substantially all of the funds held in the trust account (net of taxes) to consummate the initial business combination.

BGS Corp. believes the $26,623 held by an affiliate but available to BGS Corp. outside the trust account as of July 31, 2013, the up to $500,000 required to be loaned to BGS Corp. by Julio Gutierrez, or a higher amount at his discretion ($523,749 has already been loaned to BGS Corp. as of July 31, 2013), and the interest earned on the proceeds placed in the trust account will be sufficient to cover its day-to-day operating expenses (other than expenses relating to the consummation of the Business Combination) until the Business Combination Deadline.  Such loans from Mr. Gutierrez will not have a claim against the trust account and will not reduce the per-share redemption price to below $10.15.  Such loans will not provide any recourse against the trust account nor pay any interest prior to the consummation of the Business Combination and will be no more favorable than could be obtained by a third party.  Mr. Gutierrez may, at his option, convert such loans into warrants of the post Business Combination entity at a price of $0.75 per warrant and such warrants would be identical to the Placement Warrants. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that BGS Corp. register the securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. BGS Corp. will bear the expense incurred with the filing of any such registration statements.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

None.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We did not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Tabular Disclosure of Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Safe Harbor

This Management’s Discussion and Analysis contains forward-looking statements as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties.  The statements contained in this Management’s Discussion and Analysis that are not purely historical or relate to facts or conditions present as of the date of this report are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Management’s Discussion and Analysis are based on our current expectations and beliefs concerning future developments and their potential effects on us. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Future developments affecting us may not be those that we have anticipated. These forward-looking statements, which speak only as of the date of this report, involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” set forth in our Annual Report on Form 20-F, dated December 14, 2012, as filed with the SEC.  Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.